UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-34862

FANG HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Timing of Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019

Fang Holdings Limited (the “Company” or “Fang”) will be relying on the order issued by the U.S. Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the effects of coronavirus disease 2019 (COVID-19) (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

Starting from early 2020, to contain the spread of COVID-19, the Chinese government took a number of cautionary measures, which included, among others, extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging people to work remotely from home and cancelling public activities. People traveling to Beijing, where the Company’s headquarters are located, currently continue to go through a 14-day quarantine in general. As a result of the COVID-19 pandemic, and the responsive government and business continuity measures, the Company’s employees were required to either work remotely or work at office premises in shifts for reduced working hours from January to March 2020. The restrictions on the access to the Company’s facilities and the quarantine measures have significantly impeded the Company’s internal financial staff from completing the financial statements and related materials necessary for audit in time. These, in turn, have hampered the ability of the Company to complete its financial statements and prepare the Annual Report in time to be filed by the original due date of April 30, 2020.

Given the effective COVID-19 containment measures implemented in China, the Company has resumed the normal working hours and business operations for most of the offices since the end of March 2020. The Company’s 2019 audit schedule has been revised to reflect the foregoing developments. As of the date of this filing, the Company expects, in reliance on the Order, to file the Annual Report with the SEC no later than 45 days after April 30, 2020.

Additional Risk Factor

The Company intends to supplement the following risk factor, as may be expanded or revised as the Company determines appropriate to reflect the currently unknown and constantly evolving effects of the COVID-19, in the Annual Report:

The Company’s business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

The recent outbreak of COVID-19 has and is continuing to spread rapidly throughout the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Government efforts to contain the spread of COVID-19 through city lockdowns or “stay-at-home” orders, widespread business closures, restrictions on travel and emergency quarantines, among others, have caused significant and unprecedented disruptions to the global economy and normal business operations across sectors and countries. Many businesses and social activities in China and other countries and regions were severely disrupted.

Such disruption and the potential slowdown of China’s economy in 2020 and beyond could have a material adverse effect on the Company’s business, financial condition and results of operations. In particular, potential impacts include, but are not limited to, the following:

•                  The outbreak of COVID-19 may result in a general slowdown in China’s real estate industry, adversely affecting the demand for the Company’s services.

•                  The Company’s customers may not have sufficient budget or cashflow to pay for the services provided by the Company, or may fail to make the payment in a timely manner, or at all.

•                  Some of Company’s customers may not be well capitalized and may be vulnerable to the COVID-19 outbreak and the slowdown of the macroeconomic conditions, and if they cannot resume their business for a prolonged virus outbreak, the demand for the Company’s services may be negatively affected.

•                  The Company may experience lower work efficiency and productivity, which may adversely affect its service quality.

The Company has adopted business contingency plans, which include, among others, telecommuting and daily monitoring of employees’ health condition and travel activities, to reduce the risk of infection and continuously develop its business. The Company has experienced business disruptions due to quarantine measures to contain the spread of COVID-19, and has experienced a delay in the collection of accounts receivables from its customers, especially those in Wuhan, where the strictest quarantine measures were implemented in China. The Company may experience similar delay or even default from its customers in the near future, which could materially and adversely affect the Company’s business, financial condition and results of operations. Moreover, if the outbreak persists or escalates, the Company may be subject to further negative impact on the its business operations.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the development of the COVID-19 pandemic and its impact on Fang’s business operations. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang’s transformation back to a technology-driven Internet platform and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FANG HOLDINGS LIMITED

Date: April 28, 2020	By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman